# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mobia Medical, Inc., CIK 0001489993
CUSIP: 60705V103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, Texas (TX), 78738
Date of event which requires filing of this statement: 05/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001420106

## Reporting persons
- Gilde Healthcare Holding B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,088,560; sole dispositive power 0; shared dispositive power 2,088,560; aggregate amount beneficially owned 2,088,560 (6.3% of the class)
- Cooperatieve Gilde Healthcare VG VI U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,088,560; sole dispositive power 0; shared dispositive power 2,088,560; aggregate amount beneficially owned 2,088,560 (6.3% of the class)
- Gilde Healthcare VI Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,088,560; sole dispositive power 0; shared dispositive power 2,088,560; aggregate amount beneficially owned 2,088,560 (6.3% of the class)
- Manapouri B.V. (100% owned by Edwin de Graaf: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,088,560; sole dispositive power 0; shared dispositive power 2,088,560; aggregate amount beneficially owned 2,088,560 (6.3% of the class)
- Martemanshurk B.V. (100% owned by Pieter van der Meer): type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 2,088,560; sole dispositive power 0; shared dispositive power 2,088,560; aggregate amount beneficially owned 2,088,560 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Mobia Medical, Inc.
Address of issuer's principal executive offices: 2802 Flintrock Trace, Suite 226, Austin, Texas 78738

## Item 2. Person Filing
Name of person filing:
Gilde Healthcare Holding B.V.
Cooperatieve Gilde Healthcare VG VI U.A.
Gilde Healthcare VI Management B.V.
Manapouri B.V. (100% owned by Edwin de Graaf)
Martemanshurk B.V. (100% owned by Pieter van der Meer)
Address of principal business office or, if none, residence: The principal business office of each of the reporting persons is: c/o Gilde Healthcare Holding B.V., Stadsplateau 36, Utrecht, P7, 3521 AZ, The Netherlands
Citizenship: Each of the reporting persons is organized and based in the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gilde Healthcare Holding B.V.: 2,088,560 shares
Cooperatieve Gilde Healthcare VG VI U.A.: 2,088,560 shares
Gilde Healthcare VI Management B.V.: 2,088,560 shares
Manapouri B.V. (100% owned by Edwin de Graaf): 2,088,560 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer): 2,088,560 shares

2,088,560 shares are held of record by Cooperatieve Gilde Healthcare VG VI U.A. Gilde Healthcare VI Management B.V. is the managing director of Cooperatieve Gilde Healthcare VG VI U.A. and has sole voting and dispositive power with respect to the shares. Gilde Healthcare VI Management B.V. is owned by Gilde Healthcare Holding B.V. The managing directors of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director). Each of Messrs. de Graaf and van der Meer disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein.
Percent of class:
Gilde Healthcare Holding B.V.: 6.3%
Cooperatieve Gilde Healthcare VG VI U.A.: 6.3%
Gilde Healthcare VI Management B.V.: 6.3%
Manapouri B.V. (100% owned by Edwin de Graaf): 6.3%
Martemanshurk B.V. (100% owned by Pieter van der Meer): 6.3%

These percentages are based on 33,085,391 shares of the Issuer's common stock outstanding as of May 11, 2026, following the closing of the Issuer's initial public offering of its common stock, as reported by the Issuer in its prospectus filed with the Securities and Exchange Commission on May 8, 2026.
Sole power to vote or to direct the vote:
Gilde Healthcare Holding B.V.: 0 shares
Cooperatieve Gilde Healthcare VG VI U.A.: 0 shares
Gilde Healthcare VI Management B.V.: 0 shares
Manapouri B.V. (100% owned by Edwin de Graaf): 0 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer): 0 shares
Shared power to vote or to direct the vote:
Gilde Healthcare Holding B.V.: 2,088,560 shares
Cooperatieve Gilde Healthcare VG VI U.A.: 2,088,560 shares
Gilde Healthcare VI Management B.V.: 2,088,560 shares
Manapouri B.V. (100% owned by Edwin de Graaf): 2,088,560 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer): 2,088,560 shares
Sole power to dispose or to direct the disposition:
Gilde Healthcare Holding B.V.: 0 shares
Cooperatieve Gilde Healthcare VG VI U.A.: 0 shares
Gilde Healthcare VI Management B.V.: 0 shares
Manapouri B.V. (100% owned by Edwin de Graaf): 0 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer): 0 shares
Shared power to dispose or to direct the disposition:
Gilde Healthcare Holding B.V.: 2,088,560 shares
Cooperatieve Gilde Healthcare VG VI U.A.: 2,088,560 shares
Gilde Healthcare VI Management B.V.: 2,088,560 shares
Manapouri B.V. (100% owned by Edwin de Graaf): 2,088,560 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer): 2,088,560 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

## Signatures
- Gilde Healthcare Holding B.V.: /s/ Edwin de Graaf, Managing Director (05/15/2026)
- Cooperatieve Gilde Healthcare VG VI U.A.: /s/ Edwin de Graaf, Managing Director of Gilde Healthcare VI Management B.V., its manager (05/15/2026)
- Gilde Healthcare VI Management B.V.: /s/ Edwin de Graaf, Managing Director (05/15/2026)
- Manapouri B.V. (100% owned by Edwin de Graaf: /s/ Edwin de Graaf, Managing Director (05/15/2026)
- Martemanshurk B.V. (100% owned by Pieter van der Meer): /s/ Pieter van der Meer, Managing Director (05/15/2026)